PepGen Inc.

321 Harrison Avenue, 8th Floor

Boston, Massachusetts 02118

July 3, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Chris Edwards

Re:	PepGen Inc.

Registration Statement on Form S-3 (File No. 333-280570)

Request for Acceleration of Effective Date

To whom it may concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PepGen Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-280570), be accelerated by the Securities and Exchange Commission to 4:00 p.m. Eastern time, on July 8, 2024, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Alicia M. Tschirhart of Goodwin Procter LLP at (415) 733 6156 and that such effectiveness also be confirmed in writing.

Very truly yours,
PepGen Inc.

By:	/s/ James McArthur, Ph.D.
Name: James McArthur, Ph.D.
Title: Chief Executive Officer

cc:	Finnbarr Murphy, Goodwin Procter LLP

Alicia M. Tschirhart, Goodwin Procter LLP